AH
3-1-2004

SECURITIE 04002132 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12160

RECEIVED FEB 17 2004 SECTION 187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harold W. Dance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 NORTH MAIN
(No. and Street)

LOGAN	UT	84321
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRAD H. DANCE — (435) 752-8484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JONES SIMKINS PC
(Name – *if individual, state last, first, middle name*)

1011 WEST 400 NORTH, STE 100	LOGAN	UT	84321
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRAD H. DANCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAROLD W. DANCE, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
JENNIE LEE JOHNSON
95 WEST 100 SOUTH STE. 200
LOGAN, UT 84321
MY COMMISSION EXPIRES
OCTOBER 8, 2005
STATE OF UTAH

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

Assets		2003	2002
Cash	$	5,756	12,492
Cash segregated under federal and other regulations		4,000	4,000
Securities owned:			
Money market funds		315,650	296,226
Mutual funds		121,328	91,940
Commissions receivable		77,086	54,708
Equipment, net of accumulated depreciation of $8,850 and $9,892, respectively		12,893	2,236
Total assets	$	536,713	461,602

Liabilities and Stockholders Equity		2003	2002
Liabilities:			
Accounts payable	$	39,884	784
Total liabilities		39,884	784
Stockholders' Equity:			
Common stock, $1.00 par value, authorized 50,000 shares, issued 1,000 shares		1,000	1,000
Additional paid-in capital		299,000	299,000
Retained earnings		196,829	160,818
Total stockholders' equity		496,829	460,818
Total liabilities and stockholders' equity	$	536,713	461,602

The accompanying notes are an integral part of these financial statements.